SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Virtu Financial, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

928254101

(CUSIP Number)

May 13, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101	Page 2 of 13

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,380,503*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,380,503*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,380,503*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**

Based on 120,451,098 Class A Shares (as defined herein) outstanding as of May 11, 2020, as reported by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q filed with the Commission (as defined herein) on May 11, 2020.

CUSIP No. 928254101	Page 3 of 13

1	NAMES OF REPORTING PERSONS Fullerton Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,867,682*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,867,682*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,867,682*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**	Based on 120,451,098 Class A Shares outstanding as of May 11, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 11, 2020.

CUSIP No. 928254101	Page 4 of 13

1	NAMES OF REPORTING PERSONS Havelock Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,867,682*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,867,682*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,867,682*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 4 of Schedule.
**	Based on 120,451,098 Class A Shares outstanding as of May 11, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 11, 2020.

CUSIP No. 928254101	Page 5 of 13

1	NAMES OF REPORTING PERSONS Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,512,821*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,512,821*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,512,821*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**	Based on 120,451,098 Class A Shares outstanding as of May 11, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 11, 2020.

CUSIP No. 928254101	Page 6 of 13

1	NAMES OF REPORTING PERSONS Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,512,821*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,512,821*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,512,821*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**	Based on 120,451,098 Class A Shares outstanding as of May 11, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 11, 2020.

CUSIP No. 928254101	Page 7 of 13

1	NAMES OF REPORTING PERSONS Aranda Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,512,821*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,512,821*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,512,821*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 4 of Schedule.
**	Based on 120,451,098 Class A Shares outstanding as of May 11, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 11, 2020.

CUSIP No. 928254101	Page 8 of 13

Explanatory Note

This Schedule 13G amends the Schedule 13D filed by the Reporting Persons (as defined herein), as originally filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2017. Aranda (as defined herein) has relinquished its rights as an observer on the Issuer’s board of directors that was previously granted to it.

Item 1(a).	Name of Issuer:

Virtu Financial, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Liberty Plaza

New York, NY 10006

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek”)
(ii)	Fullerton Fund Investments Pte Ltd (“Fullerton”)
(iii)	Havelock Fund Investments Pte Ltd (“Havelock”)
(iv)	Temasek Capital (Private) Limited (“Temasek Capital”)
(v)	Seletar Investments Pte Ltd (“Seletar”)
(vi)	Aranda Investments Pte. Ltd. (“Aranda” and, together with Temasek, Fullerton, Havelock, Temasek Capital and Seletar, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share (“Class A Shares”)

Item 2(e).	CUSIP Number:

928254101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of May 13, 2020:

(i)	Temasek: 11,380,503
(ii)	Fullerton: 8,867,682
(iii)	Havelock: 8,867,682
(iv)	Temasek Capital: 2,512,821
(v)	Seletar: 2,512,821
(vi)	Aranda: 2,512,821

Havelock is wholly-owned by Fullerton, which in turn is wholly-owned by Temasek. Aranda is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek. Accordingly, Fullerton may be deemed to beneficially own the Class A Shares owned by Havelock, Temasek Capital and Seletar may be deemed to beneficially own the Class A Shares owned by Aranda, and Temasek may be deemed to beneficially own the Class A Shares beneficially owned by Fullerton and Temasek Capital.

CUSIP No. 928254101	Page 9 of 13

(b)	Percent of class:

As of May 13, 2020:

Temasek: 9.4%

Fullerton: 7.4%

Havelock: 7.4%

Temasek Capital: 2.1%

Seletar: 2.1%

Aranda: 2.1%

Percentages are based on 120,451,098 Class A Shares outstanding as of May 11, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 11, 2020.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of the Issuer, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of May 13, 2020:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

Temasek: 11,380,503

Fullerton: 8,867,682

Havelock: 8,867,682

Temasek Capital: 2,512,821

Seletar: 2,512,821

Aranda: 2,512,821

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

Temasek: 11,380,503

Fullerton: 8,867,682

Havelock: 8,867,682

Temasek Capital: 2,512,821

Seletar: 2,512,821

Aranda: 2,512,821

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Each of Temasek Capital, Seletar and Aranda has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 928254101	Page 10 of 13

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 928254101	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2020	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Andrew Ang Lye Whatt
		Name	:	Andrew Ang Lye Whatt
		Title	:	Authorized Signatory

Dated: May 15, 2020	FULLERTON FUND INVESTMENTS PTE LTD

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: May 15, 2020	HAVELOCK FUND INVESTMENTS PTE LTD

	By:	/s/ Lim Siew Lee Sherlyn
		Name	:	Lim Siew Lee Sherlyn
		Title	:	Director

Dated: May 15, 2020	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: May 15, 2020	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Tabitha Sum Wei Ching
		Name	:	Tabitha Sum Wei Ching
		Title	:	Director

Dated: May 15, 2020	ARANDA INVESTMENTS PTE. LTD.

	By:	/s/ Tabitha Sum Wei Ching
		Name	:	Tabitha Sum Wei Ching
		Title	:	Director

CUSIP No. 928254101	Page 12 of 13

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement.